
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Structural Elements Holdings LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Maryland

      Date of organization
      November 2, 2021

Physical address of issuer
13214 FOUNTAIN HEAD PLAZA , HAGERSTOWN , MD 21742

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,329,027	$1,660,116
Cash & Cash Equivalents	$16,056	$32,331
Accounts Receivable	$21,632	$18,482
Short-term Debt	$930,274	$1,051,709
Long-term Debt	$2,427,453	$1,753,820
Revenues/Sales	$563,851	$423,380
Cost of Goods Sold	$40,082	$11,559
Taxes Paid	$0	$0
Net Income	-$603,208	-$446,230

April 24, 2026

FORM C-AR

Structural Elements Holdings LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Structural Elements Holdings LLC , a Maryland Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://structuralelements.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Structural Elements Holdings LLC (the "Company") is a Maryland Limited Liability Company, formed on November 2, 2021.

The Company is located at 13214 FOUNTAIN HEAD PLAZA , HAGERSTOWN , MD 21742.

The Company's website is https://structuralelements.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Structural Elements® is a holistic orthopedic and wellness company that uses a proprietary treatment method to address the root causes of musculoskeletal pain. Our methodology focuses on biomechanics, fascia, and the autonomic nervous system, delivering personalized care that supports long-term wellness. We operate on a cash-based model, allowing providers to offer effective, preventative treatment outside the limits of insurance reimbursement. In addition, our clinics offer memberships to utilize passive modalities such as red light therapy, cryotherapy, and other cutting- edge treatment offerings. Structural Elements Holdings, LLC operates three subsidiaries. Structural Elements Franchising LLC leads franchise expansion and support, while two additional subsidiaries, SEF Development, LLC (company-owned clinics) and SE Education, LLC (therapist training and (se)®LAB mobile app) support operational growth and brand consistency. Our intellectual property, including trademarks and treatment methodology, is owned by Structural Elements, LLC, and exclusively licensed to Structural Elements Franchising, LLC (SEF). With a diverse ownership structure and a leadership team experienced in clinical care, franchising, and business development, Structural Elements® is positioned to scale rapidly in the $420 billion musculoskeletal care market and the $1.7 trillion U.S. wellness economy.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Issuer was formed in 2021 in order to implement a reorganization to conduct substantially all of its business through a wholly-owned subsidiary—Structural Elements Franchising, LLC, a Maryland limited liability company ("SEF Subsidiary")—along with other related direct and indirect subsidiaries (together with SEF Subsidiary, the "Subsidiaries"). The performance of the Issuer is heavily dependent and reliant upon the performance of SEF Subsidiary and other Subsidiaries. Therefore, the risks associated with the operations of SEF Subsidiary and other Subsidiaries are explained below and should be viewed as being applicable to risks associated with investing in, owning and operating the Issuer.

SEF Subsidiary is the Issuer's core operating Subsidiary and was formed in August 2015 and has a very limited prior operating history upon which Investors may evaluate performance. The likelihood of the success of SEF Subsidiary must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment of a new business and the competitive environment in which SEF Subsidiary will operate. SEF Subsidiary's limited operating histories make prediction of future operating results difficult; any such predictions are merely speculative and cannot be guaranteed. Future revenues and profits, if any, will depend on various factors, including, but not limited to both initial and continued market acceptance of SEF Subsidiary's services and the successful implementation of its planned growth and marketing strategies.

Our operating results and growth strategies are closely and increasingly tied to the success of our franchisees.

SEF Subsidiary has been organized as a franchisor and offers franchises for providing orthopedic wellness services through the "Structural Elements" treatment process, which is a holistic approach to achieving balance and wellness in the body's structure pursuant to a body mapping system developed by Douglas Bertram.

We do not have full control over how our franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results through decreased royalty payments and other fees. If our franchisees incur too much debt, if their operating expenses or prices increase or if economic or sales trends deteriorate such that they are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy. If a significant franchisee becomes, or a significant number of our franchisees in the aggregate become, financially distressed, our operating results could be impacted through reduced or delayed royalty payments and reduced new unit development.

Our success also depends on the willingness and ability of our franchisees to implement major initiatives such as remodels or equipment or technology upgrades, which may require financial investment. Our franchisees may be unable to successfully implement strategies that we believe are necessary for further growth if their franchises do not participate, which in turn may harm the growth prospects and financial condition of SEF Subsidiary. Additionally, the failure of our franchisees to focus on the fundamentals of operations, such as quality service and cleanliness (even if such failures do not rise to the level of breaching the related franchise documents), could have a negative impact on our business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the managing member, its executive officers and key employees.

We are dependent on our managing member, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our managing member, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may have future capital requirements.

Assuming the full amount offered hereby is purchased, as to which no assurance can be given, we anticipate that the proceeds from the Offering will be used to provide funds for ongoing operations of the Issuer. Although projections at this time do not indicate a need for additional capital based on the Issuer's plans for future growth and expansion, it is possible that the Issuer's growth strategy changes and would require additional capital. Consequently, it is possible that the Issuer may need additional capital in the future through one or more equity or debt financings. No assurance can be given that any such financings (if needed) will be available on terms acceptable to the Issuer, if at all and, if available, such financing may result in significant dilution to the Issuer's members and/or interest expenses. Insufficient funds may require the Issuer to scale back or eliminate some or all of the Issuer's plans for future growth and expansion in other markets.

After the Offering, the Managing Member will retain effective continuing control of the Issuer which may present certain conflicts of interest.

All Securities to be sold in the Offering will have no right to participate in management other than other than as provided in Section 5.1(b) and Section 5.1(c) of the Operating Agreement (the "Material Actions"). Except for the Material Actions, the Operating Agreement provides that all day-to-day decisions of the Issuer will be made by the Managing Member—Structural Elements, LLC—which is controlled by Douglas Bertram.

All Material Actions must be approved by the Members holding at least 70% of Issuer equity. Without regard to the amount of Securities to be sold in the Offering, neither a single Investor nor all Investors, collectively, will be able to approve or disapprove of any Material Action, and the Managing Member, together with any combination of existing members or new Investors sufficient to total at least 70% of the Issuer equity, will possess voting control and generally will be able to exert effective exclusive control over the business and operations of the Issuer. Further, the Managing Member will be in a position to veto any Material Action, even if such Material Action is desired by the other members.

Possible conflicts of interest may arise in the structure of the Offering and the governance and operations of the Issuer. As an example, the Managing Member has granted the Issuer an exclusive, royalty-free license to grant qualified third parties a license to operate franchises under the "Structural Elements" service mark and associated marks in the operation of "Structural Elements" businesses. The Managing Member also provides certain training and ongoing support services to franchises as the Issuer's sub-contractor and/or through leasing some of its employees to the Issuer. These services are critical to the success of the Issuer, and the Issuer is dependent on the Managing Member.

Investors are urged to review very carefully the terms of the Operating Agreement of the Issuer which is attached to the Instrument.

An investment in any LLC carries inherent tax and other risks.

The Issuer has been formed and organized as a limited liability company and intends to be classified as a partnership for federal income tax purposes. Accordingly, each item of income, loss, gain, deduction and credit of the Issuer will generally flow through to the members of each entity in accordance with the allocations called for in the Operating Agreement, as if such items were realized or incurred directly by the member. A member's distributive share of the taxable income or loss of the Issuer generally will also be required to be included in determining his reportable income for state and local tax purposes. If the Issuer were to be treated for tax purposes as a corporation, it would, among other things, pay income tax on its earnings in the same manner and at the same rate as a corporation, such earnings would be subject to tax again as income when distributed to the members, and losses, if any, would not be deductible by the members.

For federal income tax purposes, the amount of taxable income or loss of each member for any taxable year relating to the Issuer's operations will be determined on the basis of such member's allocable share of the Issuer's ordinary income and loss as well as capital gains and losses recognized during that year. If the Issuer has taxable income for a year, such income will be taxable to its members in accordance with their allocable shares of income, whether or not any amounts have been or will be actually distributed to them. Also, because the taxable income and loss are accounted for on a calendar year basis, profits might be generated in one year that are offset by losses in a subsequent tax year, and as a result a member may be required to pay tax on profits that the member never received. Subject to certain limitations in the Operating Agreement, the Managing Member will determine whether and in what amount, if any, the Issuer will make distributions. If a member incurs tax liabilities as a result of being allocated Issuer taxable income, there is no assurance the member will receive actual distributions of cash sufficient to pay such taxes.

The ability of members to claim current tax deductions for certain expenses or losses, including their share of any capital losses, will be subject to various limitations. Also, for members who are subject to the passive activity rules, their allocable share of income and loss in all likelihood will generally be considered passive income or loss. Therefore, any income or loss may be offset currently only against other sources of passive income or loss, such as from ownership of other partnership or limited liability company investments. It is possible that passive losses may be generated for a member at a time when the member has no income or loss from other passive sources. In such a situation, the member will not be entitled to offset his passive loss from the Issuer against salary or other sources of active income. Addtionally, the alternative minimum tax applies to certain items of tax preference. The limitations on the deduction of passive losses also generally applies for purposes of computing alternative minimum taxable income.

The tax returns of the Issuer may be audited by the IRS and these audits may result in adjustments to their returns. If an audit results in an adjustment, members may be required to file amended returns and to pay additional taxes plus interest. The partnership representative of the Issuer will have considerable authority to make decisions affecting the tax treatment and procedural rights of all of the members, whether in connection with an audit or otherwise.

Failure to protect the integrity and security of personal information of our customers and employees could result in substantial costs, expose us to litigation and damage our reputation.

SEF Subsidiary receives and maintains certain personal, financial and other information about our clients, employees and franchisees. In addition, our vendors and/or franchisees receive and maintain certain personal, financial and other information about our employees and clients. The use and handling of this information is regulated by evolving and increasingly demanding laws and regulations in various jurisdictions, as well as by certain third-party contracts.

Various federal and state laws regulate the privacy and security of personal information, including patient health care information. For example, under the federal Health Insurance Portability and Accountability Act ("HIPAA"), as amended by the federal Health Information Technology for Economic and Clinical Health Act ("HITECH"), healthcare providers must keep patient health care information confidential and only disclose such information to third parties when requests are properly submitted. In addition, providers must ensure the privacy and security of patient health care information it shares with any "business associate," which is defined under the HITECH Act, such as service providers or attorneys. Many states also have laws regulating the privacy and security of patient healthcare information that may impose further restrictions or obligations related to securing of such information from unauthorized disclosure or "hacking".

If our security and information systems are compromised as a result of data corruption or loss, cyber-attack or a network security incident or if our employees, franchisees or vendors fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could result in liabilities and penalties and could damage our reputation, cause us to incur substantial costs and result in a loss of customer confidence, which could adversely affect our results of operations and financial condition. Additionally, we could be subject to litigation and government enforcement actions as a result of any such failure.

Franchisees are subject to comprehensive regulation and compliance measures.

Operation of a franchise as an orthopedic wellness practice is subject to a significant degree of federal and state law regulation, including:

• Professional Licensure. Practitioners of orthopedic wellness services are required to obtain and maintain professional licensure in accordance with their state laws. While our franchise documents prohibit franchisees from employing any person in a position that requires a license or permit unless that person is currently licensed by all applicable authorities and a copy of the license or permit is in its business files, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties, which could have adverse consequences on SEF Subsidiary's operations.

• Scope of Practice. Many states have professional services boards that determine rules and regulations regarding their respective members and the scope of services that may legally be offered by their members within a particular category of licensure. These requirements often apply to both the individual professional service provider and the professional's business entity. Practitioners are required under state law to render services within the appropriate scope of practice of their category of licensure. While our franchise documents require franchisees to ensure licensed practitioners operate within the parameters of the applicable scope of practice, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties or lawsuits filed by patients who were treated by practitioners operating outside of their scope of practice, all of which could have adverse consequences on SEF Subsidiary's and the Issuer's operations.

• Corporate Practice of Medicine. The laws of many states prohibit business corporations from practicing medicine or certain other categories of health care and employing or engaging physicians or certain other categories of licensed health care practitioners to practice medicine or certain other categories of regulated health care services. Such laws preclude companies that are not owned entirely by licensed professionals from employing professionals, controlling clinical decision making, and engaging in other activities that are deemed to constitute the practice of medicine or other regulated health care services. While our franchise documents require franchisees to comply with applicable corporate practice of medicine guidelines, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties, lawsuits by third party payors claiming that services rendered in violation of the corporate practice of medicine are not covered by the payor as well as well as sanctions imposed against the professional through licensing proceedings, all of which could have adverse consequences on SEF Subsidiary's and the Issuer's operations.

• Professional Liability Insurance. As a condition to a health care professional's licensing requirement, the professional (or the professional's business entity) may need to obtain and maintain a minimum amount of professional liability insurance. Franchisees are required to ensure that all health care practitioners carry professional liability insurance in amounts that meets applicable requirements under state law. There can be no assurance, however, that potential claims will not exceed these amounts or that franchisees and practitioners will comply with their obligation to maintain appropriate levels of professional liability insurance.

• Stark Law. The Ethics in Patient Referrals Act (the "Stark Law") prohibits physicians from referring their Medicare or Medicaid patients for certain designated health services to any provider with which they (or their immediate family members) have a financial relationship. Certain referrals, however, fit within specific exceptions in the statute or regulations. The penalties for violating the Stark Law include: denial of payment for the health services performed, civil fines of up to $15,000 for each service provided pursuant to a17 prohibited referral, fines of up to $100,000 for participation in a circumvention scheme, liability for claims billed to federal health care programs under the False Claims Act and potential exclusion from Medicare and Medicaid programs. While our franchise documents are structured in a way that is intended to comply with the Stark Law, there can be no assurance that franchisees or certain health care practitioners that have a financial relationship with franchisees will comply with the Stark Law or similar state laws. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

• Anti-Kickback Statute. The Social Security Act includes provisions addressing illegal remuneration (the "Anti-Kickback Statute") which prohibit providers and others from, among other things, soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for a service or item covered by a federal healthcare program or ordering or arranging for or recommending the order of any covered service or item.

Violations of the Anti-Kickback Statute are punishable by civil monetary penalties of up to $100,000 or imprisonment (up to 10 years) for each violation, as well as damages up to three times the total amount of remuneration, and exclusion from participation in federal healthcare programs. In U.S. v. Greber, 760 F.2d 68 (1985), the Third Circuit United States Court of Appeals held that the Anti-Kickback Statute is violated if one purpose (as opposed to a primary or sole purpose) of a payment to a provider is to induce referrals. Other federal circuit courts have followed the Greber case and the Office of Inspector General ("OIG") at the U.S. Department of Health and Human Services takes the position that the one purpose test applies.

Further, violations may occur even with respect to non-Medicare or Medicaid services if the arrangement has an impact on the referral pattern for Medicare or Medicaid services. Some states have enacted statutes similar to the Anti-Kickback Statute which are applicable to all referrals of patients. The Issuer and SEF Subsidiary has endeavored to structure their contractual relationships in compliance with these laws. If, however, the Issuer or SEF Subsidiary is unable to comply with applicable laws, there can be no assurance that the Issuer or SEF Subsidiary would not be challenged by the OIG or other agencies or regulatory bodies empowered to enforce the Anti-Kickback Statute. In addition, there can be no assurance that franchisees will comply with the Anti-Kickback Statute in the conduct of their business operations. This could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

• State Fraud and Abuse Laws. Many states have a state-specific version of the Anti-Kickback Statute that applies to claims or benefits submitted to the state Medicaid program. Other states have versions of this law that apply to claims billed to commercial payors or versions that apply even if the services are paid for by the patient out-of-pocket. These laws generally prohibit any person from soliciting or receiving any remuneration (which includes any kickback, bribe, or rebate, directly or indirectly, overtly or covertly, in cash or in kind) (1) in return for referring an individual to a person for the furnishing or arranging for furnishing of any item or service, or (2) in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item. They also prohibit any person from offering or paying any remuneration to any person to induce a person to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicaid or other payors, or to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may made in whole or in party by Medicaid or other payors.

Some states also have laws that prohibit certain categories of licensed professionals from (1) dividing fees or agreeing to divide or split fees received for professional services with any person in return for bringing or referring a patient, (2) performing unnecessary services, and (3) charging grossly excessive fees or intentional filing or causing to be filed false or fraudulent claims for services to any private or governmental payor having a legal or contractual obligation to pay such claims on behalf of a patient. Although there can be no assurance, the Issuer believes that its and SEF Subsidiary's operations comply with applicable state fraud and abuse laws in all material respects. In addition, the franchise documents require franchisees to comply with applicable state fraud and abuse laws, although the Issuer cannot ensure such compliance by franchisees. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

• State Fee Splitting Laws. Many states prohibit licensed health care professionals from paying a portion of a professional fee to another individual unless that individual is an employee or partner in the same professional practice. Violation of a state's fee-splitting prohibition may result in civil or criminal fines, as well as loss of licensing privileges. Many states offer no clear guidance on what relationships constitute fee-splitting, particularly in the context of providing management services for licensed health care professionals. Although the Issuer has endeavored to structure its and SEF Subsidiary's contractual relationships in material compliance with these laws, there is no assurance that state authorities could not attempt to assert that fee- splitting prohibitions apply to the Issuer's and SEF Subsidiary's business practices. This could have a material adverse effect on SEF Subsidiary's and the Issuer's and franchisee's business, financial condition and results of operations.

• False Claims Act. Under the False Claims Act, the government may fine any person who knowingly submits, or participates in submitting, claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. This also includes the knowing retention of any overpayment. Under the False Claims Act, the term "person" means an individual, company, or corporation. The False Claims Act has been used to prosecute Medicare and other governmental program fraud in areas such as coding errors, billing for services not provided, and billing for care that is not medically necessary. Violations of the Anti-Kickback Laws and Stark Law also can form the basis for False Claims Act prosecutions in certain instances. Additionally, the False Claims Act has a provision that allows a private person to bring a civil action in the name of the United States government for violations of its provisions, and to obtain a portion of the recovery if the government intervenes in the action and ultimately prevails.

The penalty for violation of the False Claims Act is a minimum fine of $11,500 for each fraudulent claim (up to a maximum of $22,900 per claim) plus three times the amount of damages caused to the government as a result of each fraudulent claim. In addition to the False Claims Act, several criminal statutes may be used to prosecute the submission of false or fraudulent claims for payment to the federal government. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the False Claims Act.

The franchise documents require franchisees to bill appropriately for all services rendered and Issuer is not responsible for franchise's billing, collection and reimbursement practices. However, there can be no assurance that franchisees will bill for services in accordance with applicable law. There can be no assurance that any activities of a franchisee will not be challenged or reviewed by governmental authorities or private parties asserting false claims. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's financial condition and results of operations.

• Civil Monetary Penalties Law. Pursuant to the Civil Monetary Penalties Law ("CMPL"), civil monetary penalties may be assessed against any person or entity who presents, or causes to be presented, certain ineligible claims for medical items or services. The amount of penalties varies, depending on the offense, from $2,000 to $50,000 per violation. In addition, penalties may be imposed on persons who have been excluded from the Medicare or Medicaid program and still retain ownership in a participating entity, or who contract with excluded persons. The franchise documents require franchisees to comply with applicable federal law, including the CMPL. However, there can be no assurance that franchisees will comply with the CMPL. Any such violations could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

• Health Insurance Portability and Accountability Act of 1996. Regulations promulgated pursuant to HIPAA require covered entities to comply with national standards for security and privacy of protected health information, notification requirements in the event of a breach of unsecured protected health information and with standards for transactions and code sets (the "HIPAA Regulations"). These standards are highly technical and specific, and they are intended to provide a minimum level of safeguards for the confidentiality of protected health information, as well as to establish certain rights to which patients are entitled under the law. Additionally, covered entities must comply with state laws that are more restrictive than HIPAA's privacy regulations. Civil monetary penalties may be imposed for violations of these regulations in the amount of $114--$57,000 per incident, with a maximum fine of $1.71 million per person per year per standard. Criminal penalties include (i) a fine not to exceed $25,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, (ii) a fine up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and (iii) a maximum fine of $250,000 and ten years in prison for obtaining or disclosing protected health information with intent to sell, transfer, or use such information for commercial advantage, personal gain, or malicious harm. The franchise documents require franchisees to comply with the HIPAA Regulations as covered entities subject to HIPAA. However, there can be no assurance that franchisees will comply with HIPAA. Any such violations could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations. In addition, SEF Subsidiary is directly subject to the HIPAA Regulations to the extent it is a business associate of franchisee covered entities. As such SEF Subsidiary (and the Issuer) may be subject to the penalties described above for any violations of the HIPAA Regulations.

• Reimbursement. All health care providers are dependent upon private pay, commercial and governmental third-party sources of payment for services provided to patients. SEF Subsidiary's franchise documents prohibit franchisees from enrolling in or participating with any commercial or governmental third party payors or health plans. If the Issuer in the future determines on behalf of SEF Subsidiary that franchisees can enroll in government or commercial health plans or third party payors and franchisee is unable or unwilling to enroll in such plans or, after enrollment, the reimbursement for such plans are reduced, franchisee's operating income would decrease. The amount of payment franchisee receives for its services may be adversely affected by market and cost factors as well as other factors over which the Issuer or franchisee has no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third-party payors. Fixed fee schedules, capitation payment arrangements, exclusion from participation in managed care programs or other factors affecting payments for healthcare services over which the Issuer or SEF Subsidiary has no control could cause a reduction in SEF Subsidiary's and the Issuer's and franchisee's revenues.

Labor shortages or difficulty finding qualified employees could slow our growth, harm our business and reduce our profitability.

Our success depends in part upon our and our franchisees' ability to attract, retain and motivate a sufficient number of qualified employees, including licensed health professionals and administrative staff. The market for qualified employees in our industry is very competitive and the licensing requirements further narrow the labor pool. Any future inability to recruit and retain qualified individuals may delay the planned openings and expansions of our franchisees and could adversely impact operation of existing franchises. In addition, strikes, work slowdowns or other job actions may become more common. In the event of a strike, work slowdown or other labor unrest, the ability to adequately staff operations could be impaired, which could result in reduced revenue, and may distract our management from focusing on our business and strategic priorities.

Changes in labor and other operating costs could adversely affect our results of operations.

An increase in the costs of employee wages, benefits and insurance (including workers' compensation, general liability, property and health) as well as other operating costs such as rent and energy costs could adversely affect our operating results. Such increases could result from government imposition of higher minimum wages or from general economic or competitive conditions. Any increase in such operating expenses could adversely affect our and our franchisees' profit margins. In addition, competition for qualified employees could also compel us or our franchisees to pay higher wages to attract or retain key professionals, which could result in higher labor costs and decreased profitability.

The standard for determining joint employer status could adversely affect our business operations and increase our liabilities resulting from actions by our franchisees.

Unsettled and changing legal standards for determining joint employer status under various laws, particularly the National Labor Relations Act ("NLRA") and the U.S. Fair Labor Standards Act ("FLSA"), could adversely affect our business operations and increase our liabilities resulting from actions by our franchisees or their employees. The standards of both the National Labor Relations Board (the "NLRB") and the U.S. Department of Labor ("DOL"), which are different from one another, are presently the subject of proposed rulemaking that could change one or both of these agencies' current standards for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees. Thus, the applicable standards are presently uncertain and subject to change. As an example of the current risk, however, under a version of the current standard of the NLRB the NLRB general counsel's office has issued complaints naming McDonald's Corporation as a joint employer of workers at its franchisees' operations for alleged violations of the NLRA. And depending on the contours of the standards that will apply after the ongoing rulemaking procedures have been completed, as applied to franchises the current or future joint employer standards of the NLRB or the DOL could cause us to be liable or held responsible for unfair labor practices, violations of wage and hour laws, and other violations and could also require us to conduct collective20 bargaining negotiations regarding employees of our franchisees. Further, there is no assurance that we will not receive complaints similar to those against McDonald's Corporation in the future, which could result in legal proceedings based on the actions of our franchisees. In such events, our operating expenses may increase as a result of required modifications to our business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability.

We do not own the principal intellectual property used in the operations of our business.

Structural Elements, LLC, the Managing Member of the Issuer, has granted us the license and right throughout the United States to use certain intellectual property in connection with the ownership and franchising of orthopedic wellness businesses, except in Washington County, Maryland, which includes the service mark and trademark "STRUCTURAL ELEMENTS®" (collectively, the "Marks"), as well as methods and procedures for the establishment, management and operation of a Structural Elements franchise, including our logos, concept, style, trade secrets, proprietary programs and products, and confidential manual. Our continued use of this intellectual property is subject to the licensing agreement and there is no guarantee that the Issuer or SEF Subsidiary will retain a license in perpetuity to conduct our business.

The "Structural Elements" brand may be limited or diluted through franchisee and third-party activity.

Although we monitor and regulate franchisee activities through our franchise agreements, franchisees or other third parties may refer to or make statements about our brands that do not make proper use of the Marks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish its reputation. This may result in dilution of, or harm to, the intellectual property necessary for profitable operations of our business.

Franchisee noncompliance with the terms and conditions of our franchise agreements may reduce the overall goodwill of our brand, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties, including our current and former franchisees, may use the intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and results of operations.

General economic factors may adversely affect our results of operations.

Management has no control over variances in the rate of inflation in general, demographic trends, consumer preferences and other economic changes in the anticipated market areas of the Issuer or any of its Subsidiaries which may adversely affect the Issuer. Specifically, national, regional and local economic conditions can adversely affect disposable consumer income and consumer confidence. Unfavorable changes in these factors or in other economic conditions affecting our members and guests could reduce spending, impose practical limits on our pricing and increase our costs. Any of these factors could lower or eliminate our profit margins and have a material adverse effect on our financial condition and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Structural Elements® is a holistic orthopedic and wellness company that uses a proprietary treatment method to address the root causes of musculoskeletal pain. Our methodology focuses on biomechanics, fascia, and the autonomic nervous system, delivering personalized care that supports long-term wellness. We operate on a cash-based model, allowing providers to offer effective, preventative treatment outside the limits of insurance reimbursement. In addition, our clinics offer memberships to utilize passive modalities such as red light therapy, cryotherapy, and other cutting- edge treatment offerings. Structural Elements Holdings, LLC operates three subsidiaries. Structural Elements Franchising LLC leads franchise expansion and support, while two additional subsidiaries, SEF Development, LLC (company-owned clinics) and SE Education, LLC (therapist training and (se)®LAB mobile app) support operational growth and brand consistency. Our intellectual property, including trademarks and treatment methodology, is

19

owned by Structural Elements, LLC, and exclusively licensed to Structural Elements Franchising, LLC (SEF). With a diverse ownership structure and a leadership team experienced in clinical care, franchising, and business development, Structural Elements® is positioned to scale rapidly in the $420 billion musculoskeletal care market and the $1.7 trillion U.S. wellness economy.

Business Plan

Structural Elements® is building a national network of holistic orthopedic wellness clinics through a hybrid franchise and micro-franchise model. Our strategy focuses on scaling our proprietary treatment method while maintaining clinical quality and brand integrity. We license the Structural Elements® brand and methodology to independent healthcare providers, enabling them to deliver consistent, high-quality care while benefiting from a shared operational infrastructure.

Our near-term goals include expanding our network of franchise and micro-franchise locations, growing our (se)®LAB mobile platform, and enhancing therapist training programs. We will continue to support company-owned clinics as operational test beds and training centers. Long-term, we plan to increase recurring revenue through provider subscriptions, memberships, and wellness product sales, while leveraging technology and education to extend our reach.

By combining direct care delivery with scalable licensing and digital tools, we are positioning Structural Elements® as a leader in holistic musculoskeletal care within the rapidly growing wellness market.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Douglas Bertram

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Managing Member Responsible for leadership, strategy and overall company growth.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Douglas Bertram is Founder and CEO of the company and currently holds 45% equity in Structural Elements® Holdings. He is the sole owner of Structural Elements® LLC, holder of the intellectual property of the Structural Elements® proprietary method developed by Mr.

Bertram, a licensed acupuncturist with a Masters in Traditional Chinese Medicine. Mr. Bertram also provides patient treatment from our flagship clinic in Hagerstown, Maryland.

Education

L.AC, MTCM

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Douglas Bertram

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Managing Member Responsible for leadership, strategy and overall company growth.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Douglas Bertram is Founder and CEO of the company and currently holds 45% equity in Structural Elements® Holdings. He is the sole owner of Structural Elements® LLC, holder of the intellectual property of the Structural Elements® proprietary method developed by Mr. Bertram, a licensed acupuncturist with a Masters in Traditional Chinese Medicine. Mr. Bertram also provides patient treatment from our flagship clinic in Hagerstown, Maryland.

Education

L.AC, MTCM

Name

Jason Knicley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Clinical Officer Oversees the education of therapists and provides clinical guidance.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jason Knicley holds a Doctorate in Physical Therapy and has been a practitioner of the Structural Elements® method since 2015. In 2017, he opened our second clinic in Frederick, Maryland, under a franchise agreement with his company, Knicley SE LLC, and continues to operate and provide treatment using the Structural Elements method. As Chief Clinical Officer, Mr. Knicley is responsible for overseeing education and quality assurance throughout the company and also has 18% equity in the company.

Education

DPT

Name

Susan King Glosby

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President of Operations Responsible for the execution of strategic plans, project management with vendors, and overall process improvement throughout the system.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Susan King Glosby is Vice President of Operations and has managed the company's infrastructure since 2018. In previous roles, she scaled operations of a fitness franchise from 30 to 300 outlets and has consulted and advised numerous service-based franchise companies. She is also the owner of WorkAway Solutions, LLC, a coworking office space in northern Virginia, which opened in 2017.

Education

She holds a Master's in Business Administration, a Master's in Clinical Social Work, and is a Certified Franchise Executive. MBA, MSW, CFE

Name

Dave Seymour

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Fractional CFO and advisor since June 2025.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dave Seymour is currently self-employed as a fractional CFO and is providing services to Structural Elements Holdings. He previously acted as Chief Financial Officer and Operations Officer for Linksoul, a golf activewear company based in San Diego, CA and saw them through an acquisition by private equity in 2024.

Education

BS

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Units LLC/Membership Interests
Amount outstanding	154,730
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Units which may dilute the Security.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	First United Bank & Trust
Amount outstanding	$1,500,000
Interest rate and payment schedule	Variable rate equal 3.5% plus the highest Secured Overnight Financing Rate (SOFR) 30 day average rate as published in the SOFR Average and Index Date section of the Federal Reserve Bank of New York. Index is currently 4.329% per annum resulting in 7.829% per annum as the initial rate. Floor of the Note increased from 4% to 4.5%.
Amortization schedule	
Describe any collateral or security	The line of credit is also collateralized by all business assets of SEF and the personal residence of the managing member.
Maturity date	
Other material terms	Maturity date is "on demand." The line of credit requires compliance with various financial and non-financial covenants, including that the Issuer will maintain or exceed a debt coverage ratio of 1.25 or greater. The Issuer was unable to achieve this debt coverage ratio for the year ended December 31, 2024.

Type of debt	Notes
Name of creditor	U.S. Small Business Administration
Amount outstanding	$89,100
Interest rate and payment schedule	3.75% interest
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30, 2050
Other material terms	

Type of debt	Notes
Name of creditor	U.S. Small Business Administration
Amount outstanding	$59,004
Interest rate and payment schedule	10.93% interest
Amortization schedule	
Describe any collateral or security	The controlling member of the Issuer is the guarantor for the loan.
Maturity date	April 30, 2029
Other material terms	The controlling member of the Issuer is the guarantor for the loan.

The total amount of outstanding debt of the company is $1,648,104.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	5,618.13	$700,735.00	Intermediary Fees; Sales and Marketing; Operating Expenses; and Debt Repayment	July 7, 2025	Regulation CF
LLC Interests	154,730	$200,000.00	General working capital	February 28, 2024	Section 4(a)(2)

Ownership

The Company is owned by twenty-four individuals and entities, one of which represents 197 investors from our crowdfunding round. A majority of the Company is owned by Structural Elements, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Structural Elements, LLC	45.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The consolidated financial statements include the accounts of Structural Elements Holdings, LLC (Holdings), and its wholly owned subsidiaries, Structural Elements Franchising, LLC (SEF), Structural Elements Development, LLC (SED), and Structural Elements Education, LLC (SEE), collectively referred to herein as "the Company". Cash and Cash Equivalents As of December 31, 2025, the Issuer had an aggregate of $670,802 in cash and cash equivalents, leaving the Issuer with approximately 15 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). Liquidity and Capital Resources Our most recent financing was completed through our CF campaign, which closed on 10/6/2025. We have additional shares available through a Reg D offering. Capital Expenditures and Other Obligations The Issuer does not intend to make any material capital expenditures in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: accelerate sales and marketing efforts aimed at multi-unit franchise development, micro-franchise acquisition, and brand awareness. The Company will continue to support the health unit economics of existing units, strengthen infrastructure, and enhance the execution of our national expansion strategy.

Liquidity and Capital Resources

On July 7, 2025 the Company conducted an offering pursuant to Regulation CF and raised $700,735.00.

On February 28, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $200,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company's line of credit with First United Bank was established on July 21, 2023, for $1,000,000 and increased to $1,500,000 in May 2025. The line of credit is guaranteed by the Company as well as by its managing member and one of its investors. The line of credit is also collateralized by all business assets of SEF and the managing member's personal residence.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Douglas Bertram
Relationship to the Company	CEO
Total amount of money involved	$682,380.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	On January 1, 2020, SEF Development, LLC (a subsidiary of the Company), purchased clinic assets from Structural Elements, LLC

	(majority owner of the Company), a company wholly owned by Douglas Bertram, under an Asset Purchase Agreement in the amount of $695,960. This transaction transferred ownership of the Hagerstown, MD, clinic to SEF Development. Subsequently, the agreement was modified to exclude an asset, resulting in an amended loan amount of $682,380. On March 1, 2025, the parties executed an amendment to the associated promissory note, adjusting the repayment terms. Under the amended terms, SEF Development will make interest-only payments of $4,321.53 per month beginning March 1, 2025. Principal and interest payments of $13,855.13 will begin once SEF Development's cash flow is sufficient to support both debt service and clinic operating expenses.

Company Property, Goods or Services

Related Person/Entity	Douglas Bertram, Anne Bertram, and Jason Knicley
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The Company sold franchises for clinics based in Milwaukee, Wisconsin (WI), Leesburg, Virginia (VA) and Urbana, Maryland (MD) during the year ended December 31, 2017. The owner of the WI franchise at time of the sale was an unrelated third party who later acquired an ownership interest in the Company and then sold the franchise to an unrelated third party. The owner of the VA franchise at time of sale was an unrelated third party who later sold their franchise to the founder of the Company in 2018. The MD franchise was established by a member of the Company.

Company Rent

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	Sub-leased office space
Benefits or compensation received by Company	Rent from sub-lease
Description of the transaction	The office space is subleased to a related party and the payments are eliminated in consolidation.

Company Intellectual Property

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	$100,000
Benefits or compensation received by related person	$100,000
Benefits or compensation received by Company	Exclusive, royalty-free, worldwide perpetual right to use the trademarks owned by SE in connection with the advertising, promotion and sale of franchises of STRUCTURAL ELEMENTS® therapy businesses and to sublicense to franchisees the rights to use the licensed trademarks in advertising, promoting and operating STRUCTURAL ELEMENTS® businesses.
Description of the transaction	The Company entered into a trademark licensing agreement with a related party for the exclusive, royalty-free, worldwide perpetual right to use the trademarks owned by SE in connection with the advertising, promotion and sale of franchises of STRUCTURAL ELEMENTS® therapy businesses and to sublicense to franchisees the rights to use the licensed trademarks in advertising, promoting and operating STRUCTURAL ELEMENTS® businesses. In exchange for rights granted under trademark

	licensing agreement, the Company paid a related party a one-time license fee of $100,000 in September 2015 resulting in the recognition of this intangible asset on the balance sheet. The licensing agreement is considered to have an indefinite life. Management has not identified any impairment of the license as of December 31, 2024, and as such it remains presented as an intangible asset on the balance sheet.

Company Other Transactions

Related Person/Entity	Douglas Bertram, Anne Bertram and Jason Knicley
Relationship to the Company	Douglas Bertram - CEO Anne Betram - related to Douglas Betram Jason Knicley - Chief Clinical Officer
Total amount of money involved	$162,706
Benefits or compensation received by related person	Franchise services
Benefits or compensation received by Company	Franchise and royalty fees
Description of the transaction	Douglas Bertram and Anne Bertram are all practitioners who see patients as Micro-Franchisees under an agreement with Structural Elements Franchising LLC (a subsidiary of the Company), and they have royalty fees associated with their business. These persons also pay the Unit Franchise, SEF Development LLC for Administrative Services to assist them in conducting their business. Jason Knicley owns a Clinic Unit Franchise as well as a Micro Franchise and pays fees accordingly per those agreements.

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	Varies each year
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The Company recognizes significant amounts of revenue from related parties that are members of the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Douglas Bertram
(Signature)

Douglas Bertram
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Structural Elements Holdings LLC
Consolidated Balance Sheet

	2025 December
Cash	16,056
Accounts Receivable	21,632
Due to/Due From	648,533
Fixed Assets	279,936
Inventory	20,167
License Agreement	100,000
Goodwill	225,082
Other Current	1,017,622
Total Assets	**2,329,027**
Accounts Payable	21,494
Accrued Expenses/Payroll	(3,722)
LOC - First United	897,471
Misc	15,030
Total Current Liabilities	**930,274**
Due to SE Holdings	648,533
Due to SE, LLC	688,364
SBA and Bridge Loan	86,299
Other	1,004,257
Total Other Liabilities	**2,427,453**
Total Liabilities	**3,357,726**
Owner's Equity	993,651
Retained Earnings	(1,419,142)
Net Income	(603,209)
Total Equity	**(1,028,700)**
Total Liabilities & Equity	**2,329,027**

Structural Elements Holdings LLC
Consolidated
Profit & Loss

	2025
	Total
Franchising	$207,881
Development	$348,247
Education	$7,723
Total Revenue	**$563,851**
Retail COGS/Treatment	$40,082
Gross Profit	**$523,770**
Expenses	
Payroll	$337,543
Marketing	$126,264
Royalties	$33,522
Operating Expenses	$477,429
Total Expenses	**$974,758**
Operating Income	**($450,989)**
Non-Operating Expenses	$152,220
Net Income	**($603,208)**

Structural Elements Holdings LLC
Owner's Equity
2025

	2025
Beginning Owner's Equity	**(1,145,413)**
Net Income	(603,209)
Other	19,221
Investments	700,735
Changes in Equity	**116,747**
Ending Owner's Equty	**(1,028,666)**

Structural Elements Holdings LLC
Consolidated Cash Flow
2025

	Full Year
Beginning Cash	**32,331**
Net Income	(603,208)
Depreciation	-
Cash From Operations	**(603,208)**
Working Capital	
Accounts Receivable	(8,839)
Inventory	2,925
Fixed Assets	(34,786)
Other Assets	906
Accounts Payable	(1,291)
LOC Payable	(22,186)
Payroll/Tax Liability	(11,303)
Other Liabilities	13,281
Changes in Working Capital	**(61,294)**
Investments	
Loan	(291)
Owners Equity	700,735
Distributions	-
Changes in Investments	**700,444**
Ending Cash	**68,273**

Audited Consolidated Financial Statements	December 31, 2024

Structural Elements Holdings, LLC and Subsidiaries

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Members
Structural Elements Holdings, LLC
Hagerstown, Maryland

Opinion

We have audited the accompanying consolidated financial statements of Structural Elements Holdings, LLC (a Maryland limited liability company) and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of income (loss), consolidated members' equity and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Structural Elements Holdings, LLC and Subsidiaries as of December 31, 2024 and 2023 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Structural Elements Holdings, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Structural Elements Holdings, LLC and Subsidiaries ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Structural Elements Holdings, LLC and Subsidiaries internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Structural Elements Holdings, LLC and Subsidiaries ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
June 2, 2025

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 32,331	$ 11,713
Accounts receivable, net	18,482	21,611
Due from micro franchisee	2,539	586
Prepaid expenses	4,869	3,798
Inventory	24,080	22,785
Total Current Assets	82,301	60,493
Property and Equipment		
Leasehold improvements	249,566	169,905
Furniture and fixtures	47,496	24,783
Machinery and equipment	95,910	23,422
Vehicle	54,698	54,698
Website	18,960	18,259
	466,630	291,067
Less accumulated depreciation	218,671	192,993
Total Property and Equipment, Net	247,959	98,074
Other Assets		
Operating lease right-of-use assets	1,003,813	-
Goodwill	225,082	270,098
Settlement costs	961	1,922
Trademark license agreement	100,000	100,000
	1,329,856	372,020
TOTAL ASSETS	$ 1,660,116	$ 530,587
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$ 13,880	$ 9,926
Credit card payable	7,844	-
Due to related party	3,568	2,968
Accrued interest	2,977	8,047
Accrued expenses	4,666	-
Current maturities of operating lease obligations	79,388	-
Deferred revenue	7,506	3,207
Notes payable, current maturities	12,223	3,383
Line of credit	919,657	634,513
Total Current Liabilities	1,051,709	662,044
Long-term Liabilities		
Operating lease obligations, less current maturities	944,746	-
Notes payable, less current maturities	126,694	85,346
Promissory note - related party	682,380	682,380
Total Long-term Liabilities	1,753,820	767,726
Total Liabilities	2,805,529	1,429,770
Members' Equity (Deficit)	(1,145,413)	(899,183)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 1,660,116	$ 530,587

The Notes to Consolidated Financial Statements are an integral part of these statements.   3

Structural Elements Holdings, LLC and Subsidiaries
Consolidated Statements of Income (Loss)
Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE		
Administrative service fees	$ 190,731	$ 108,559
Royalty revenue	139,709	117,798
Membership and service fees	53,840	9,599
Education fees	17,426	14,849
Product sales, net	11,457	11,214
Initial franchise fees	5,375	-
Brand fees	2,742	3,139
Subscription and technology fees	2,100	2,100
Total Revenue	423,380	267,258
COST OF SALES	11,559	7,952
Gross Profit	411,821	259,306
OPERATING EXPENSES		
Payroll and benefits	262,730	226,243
Rent	123,140	76,488
Professional fees	99,841	58,823
Marketing and advertising	82,061	67,225
Depreciation	80,605	63,587
Office supplies and other expenses	57,059	21,498
Utilities	24,954	13,970
Repairs and maintanence	21,507	4,547
Dues and subscriptions	9,385	21,098
Bank fees	7,779	7,253
Insurance	7,718	6,649
HR services	6,001	12,347
Taxes and licenses	649	3,268
Bad debt expense	-	6,425
Operating Expenses	783,429	589,421
INCOME FROM OPERATIONS	(371,608)	(330,115)
OTHER INCOME (EXPENSE)		
Interest income	-	9
Interest expense	(74,622)	(45,237)
Total Other Income (Expense)	(74,622)	(45,228)
NET (LOSS)	$ (446,230)	$ (375,343)

BALANCE AT JANUARY 1, 2023	$	(523,840)
Net income (loss)		(375,343)
BALANCE AT DECEMBER 31, 2023		(899,183)
Contributions		200,000
Net income (loss)		(446,230)
BALANCE AT DECEMBER 31, 2024	$	(1,145,413)

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (446,230)	$ (375,343)
Adjustments to reconcile net income (loss) to net		
Cash (used in) operating activities:		
Depreciation and amortization	100,926	63,392
(Increase) decrease in accounts receivable	3,129	(2,021)
(Increase) decrease in prepaid expenses	(1,071)	989
(Increase) decrease in retail inventory	(1,295)	(12,629)
(Increase) decrease in due from micro franchisee	(1,953)	(586)
Increase (decrease) in due from related party	600	(8,492)
Increase (decrease) in accounts payable	11,798	6,398
Increase (decrease) in accrued expenses/interest payable	(404)	2,034
Increase (decrease) in deferred revenue	4,299	990
Net Cash Provided By Operating Activities	(330,201)	(325,268)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(125,469)	-
Net Cash (Used In) Investing Activities	(125,469)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on the line of credit	285,144	326,532
Paydown of SBA note payable	(8,856)	-
Member capital contribution	200,000	-
Net Cash (Used In) Financing Activities	476,288	326,532
Net Increase (Decrease) in Cash and Cash Equivalents	20,618	1,264
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,713	10,449
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,331	$ 11,713
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 79,692	$ 45,637
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquistion of property and equipment through direct financing	$ 59,044	$ -

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Structural Elements Holdings, LLC (Holdings), and its wholly owned subsidiaries Structural Elements Franchising, LLC (SEF), Structural Elements Development, LLC (SED), and Structural Elements Education, LLC (SEE), collectively referred to herein as (the Company).

Organization and Nature of Operations

Structural Elements Holdings, LLC is a limited liability company organized in the State of Maryland. The Company is owned by twenty-four individuals and entities. SEF is a franchisor of STRUCTURAL ELEMENTS® treatment centers that provide orthopedic wellness services through the Structural Elements treatment process, which combines dry needling techniques with a holistic approach to structural balancing by using a body mapping system developed by the Company's founder. SED provides administrative services to micro franchises and sells apparel and wellness products. SEE provides educational classes related to the specific type of orthopedic wellness services offered by the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time during the years presented, the Company's bank account balances may have exceeded the federally insured limit. Management considers this to be a normal business risk.

Accounts Receivable and Allowance for Credit Losses

The Company provides credit in the normal course of business to its customers and franchisees and performs ongoing credit evaluations on the franchisees. Receivables are generally due thirty (30) days after billed. The Company considers allowances for credit losses based on factors surrounding the credit risk of specific customers, historical trends, projections of trends and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectible are written off as bad debts using the direct write-off method. Based on management's review, an allowance for credit losses is not considered necessary. Management believes that application of the current expected credit loss principles and guidance would not result in a material difference from their use of the direct write-off method.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

Inventory is valued at the lower of cost or net realizable value, using the first-in-first-out method, and is primarily comprised of clothing and orthotics which are available for sale to franchisees and customers.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Life in Years
Leasehold improvements	10
Furniture & fixtures	7
Machinery & equipment	7
Vehicle	5
Website design cost	5

The Company capitalizes assets that have an individual cost of $500 or more and a useful life exceeding one year. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost is removed from the asset accounts and the related depreciation reserve is adjusted with the difference being charged to income.

Income Taxes

For income tax purposes, Structural Elements Holdings, LLC is treated as a partnership and does not incur federal or state income taxes. Structural Elements Holdings, LLC earnings and losses are included in the members' income tax returns. As the subsidiaries are single-member LLC's wholly owned by Holdings, they are considered disregarded entities for tax purposes, allowing for their earnings and losses to also be included in the tax returns of the members of Holdings.

Advertising

The Company expenses the production costs of advertising the first-time advertising takes place, except for direct-response advertising, which if incurred would be capitalized and amortized over its expected period of future benefits. There was no direct-response advertising incurred for the years presented.

Risk and Uncertainties

Assets of the Company may be exposed to various risks, such as interest rate, market and credit risks. Market risks include global events such as pandemics and international conflicts which could impact general economic conditions within which the markets in which the Company operates, thereby creating uncertainty for the Company. Such events could impact the Company's ability to maintain its operating results at the same level.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as all highly liquid deposits with a maturity of three months or less.

Revenue Recognition

The Company generates revenues primarily through the following revenue streams:

Initial Franchise Fees

The initial fees paid by the franchisee or micro franchisee for providing assistance, training for licensed professionals and the right to use logos.   While there are multiple performance obligations as described, substantially all of these fees are attributed to training and are therefore recognized as revenue when the training occurs, which is generally soon after signing the franchise agreement.

Education Fees

Fees charged for training not otherwise included in the initial franchise fees described above. These are typically training sessions to continue development of skills and knowledge of the SE methods, after franchisees and micro franchisees have completed initial training and onboarding. These also include ongoing education fees that SEE offers its practitioners. These fees are charged in order to attend specific courses and revenues are recognized as revenue by the Company at the time training is conducted.

Royalty Income

Fees paid by the franchisee monthly based on their earned gross receipts. The Company provides ongoing informal support as well as ongoing access to SE branded materials, emails and logos and other trademarked materials in exchange for royalties. This income is recognized as revenue by the Company in the same period that the gross receipts of the franchisee occur.

Subscription and Technology Fees

Fees paid by franchisees which allows them access to various online educational and training materials, and related technology support. These fees are charged to franchisees monthly and are recognized as revenue by the Company at the time they are charged.

Brand Fees

Fees paid by franchisees to support broad branding and marketing efforts intended to establish and expand recognition of the brand as well as individual franchisees. These fees are charged monthly as a percentage of gross receipts of the franchisee and are recognized as revenue by the Company as they are charged.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Product Sales

Revenues from the sale of orthotics items to unit and micro franchisees and units for retail sale. These sales are recognized when delivered to the franchisee which typically is at the time of sale and are comprised of a single performance obligation of transferring control and ownership of the product.

Administrative Service Fees

Administrative fees paid by micro franchisees to cover the costs associated with utilizing office space, accessing necessary equipment, supporting administrative staff, and benefiting from marketing services.

Membership and Service Fees

Monthly memberships are offered for pilates and yoga classes as well as access to cyro therapy, red light therapy, and other equipment.

NOTE 2   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

Asset Description	Cost		Accumulated Depreciation		Net Book Value	
2024						
Leasehold improvements	$	249,566	$	94,236	$	155,330
Furniture and fixtures		47,496		26,489		21,007
Machinery and equipment		95,910		32,742		63,168
Vehicle		54,698		54,698		-
Website design cost		18,960		10,506		8,454
	$	466,630	$	218,671	$	247,959
2023						
Leasehold improvements	$	169,905	$	73,068	$	96,837
Furniture and fixtures		24,783		23,546		1,237
Machinery and equipment		23,422		23,422		-
Vehicle		54,698		54,698		-
Website design cost		18,259		18,259		-
	$	291,067	$	192,993	$	98,074

NOTE 3   OTHER ASSETS

Licensing Agreement

As discussed in Note 1, the Company entered into a trademark licensing agreement with a related party for the exclusive, royalty-free, worldwide perpetual right to use the trademarks owned by SE in connection with the advertising, promotion and sale of franchises of STRUCTURAL ELEMENTS® therapy businesses and to sublicense to franchisees the rights to use the licensed trademarks in advertising, promoting and operating STRUCTURAL ELEMENTS® businesses.

In exchange for rights granted under trademark licensing agreement, the Company paid a related party a one-time license fee of $100,000 in September 2015 resulting in the recognition of this intangible asset on the balance sheet. The licensing agreement is considered to have an indefinite life. Management has not identified any impairment of the license as of December 31, 2024, and as such it remains presented as an intangible asset on the balance sheet.

NOTE 4   LINE OF CREDIT

In February 2018, the Company entered into a line of credit agreement with Fulton Bank (formerly The Columbia Bank). The line of credit was due upon demand of the lender and under the agreement the Company could have outstanding borrowings at any one time for an amount up to $500,000. Interest on outstanding borrowings accrued at a variable rate equal to the prime rate plus 0.5% (7.50% at December 31, 2024) and was payable monthly. The line of credit was collateralized by business assets of Structural Elements Franchising, LLC and was guaranteed by three members of the Company including the founder of the Company. The right of setoff was granted to Fulton Bank for any amounts owed under the line of credit. The outstanding balance due at December 31, 2022 was $307,981. In July 2023 SEF closed this line of credit agreement with Fulton Bank and entered into a new agreement with First United Bank.

The Company's line of credit with First United Bank, established on July 21, 2023, allows for outstanding borrowings at any one time up to $1,000,000. Interest on outstanding borrowings accrues at a variable rate equal 3.5% plus the highest Secured Overnight Financing Rate (SOFR) 30 day average rate as published in the SOFR Average and Index Date section of the Federal Reserve Bank of New York. This resulted in an interest rate of 8.17% as of December 31, 2024. Payments of interest are due monthly with all accrued and unpaid interest and outstanding principal being due on the earlier of demand or maturity. The line of credit is guaranteed by the Company as well as by its managing member and one of its investors. The line of credit is also collateralized by all business assets of SEF and the personal residence of the managing member. The line of credit requires compliance with various financial and non-financial covenants, including that the Company will maintain or exceed a debt coverage ratio of 1.25 or greater. The Company was unable to achieve this debt coverage ratio for the year ended December 31, 2024. The Company was able to secure an increase its line of credit from $1,000,000 to $1,500,000 in May 2025 as also discussed in Note 10 and Note 11.

NOTE 5   NOTES PAYABLE

During 2020, the Company signed a note payable with the U.S. Small Business Administration (SBA) under the Economic Injury Disaster Loan (EIDL) program. The note is in the amount of $16,400 and is payable beginning March 2022 with monthly payments of $80 comprising principal and interest. This note carries a rate of 3.75% and matures in 30 years. Also, during 2020, the Company obtained an Economic Injury Disaster Loan Advance (EIDL Advance) from the SBA in the amount of $8,000. This advance was recognized as revenue during 2021 when management determined the amount would not require repayment.

During 2022, the Company signed a new note payable with the SBA under the EIDL program, effectively replacing the note signed during 2020 in the amount of $16,400 and increasing the loan amount from $16,400 to $89,100. Repayment of the loan commenced in November 2022 at a fixed rate of 3.75% and matures in June 2050.

During 2024, the Company signed a note payable for a piece of equipment used for therapy, in the amount of $59,004. Repayment of the loan commenced in May 2024 at a fixed rate of 10.93% and matures in April 2029. The controlling member of the Company is the guarantor for the loan.

Details of the Company's current note payable and long-term debt as of December 31, 2024 and 2023 are as follows:

	2024	2023
SBA note payable	$ 86,590	$ 88,729
Equipment note payable	52,327	-
Less: current maturies	(12,223)	(3,383)
	$ 126,694	$ 85,346

Following are maturities of the note payable at December 31:

December 31,		
2025	$	12,223
2026		13,470
2027		14,853
2028		16,391
2029		6,522
Thereafter		75,458

NOTE 6   FRANCHISE AND MICRO FRANCHISE SALES

The Company sold franchises for clinics based in Milwaukee, Wisconsin (WI), Leesburg, Virginia (VA) and Urbana, Maryland (MD) during the year ended December 31, 2017. The owner of the WI franchise at time of the sale was an unrelated third party who later acquired an ownership interest in the Company and then sold the franchise to an unrelated third party. The owner of the VA franchise at time of sale was an unrelated third party who later sold their franchise to the founder of the Company in 2018. The MD franchise was established by a member of the Company.

NOTE 6   FRANCHISE AND MICRO FRANCHISE SALES (CONTINUED)

As of December 31, 2024, the WI and MD franchises are in operation and pay royalties to the Company, while the VA franchise is currently inactive. A total of eleven micro franchises are active and operational as of December 31, 2024. Micro franchisees provide therapy sessions within a franchised clinic, a company-owned clinic or a clinic owned by a regional developer. Fees generated from micro franchisees are discussed in Note 1.

NOTE 7   LEASES

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted based on the risk-free rate. The risk-free rate used was the Daily Treasury Par Yield Curve Rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

The Company entered into a lease agreement commencing prior to 2023 for office and clinic space in Hagerstown, Maryland. This lease required monthly payments during 2023 and through March 31, 2024 of $6,374. The Company entered into a new lease effective April 1, 2024 providing them with the original space as well as adjoining space. This space primarily is to be utilized for yoga and other instructional classes and is subleased to a related party that requires monthly payments of $1,500. The new lease is for an initial five-year term and allows for one additional five-year renewal period. It requires monthly basic rental payments of $6,533 through June 2024, then increasing to $9,966 through March 2025 and increasing annually thereafter. The lease also provides for an additional monthly payment of $417 as the landlord's recovery of buildout costs for the expanded space, continuing until such time as $25,000 has been paid in total. The office space is subleased to a related party and the payments are eliminated in consolidation.

Lease expense at December 31 is as follows:

	2024
Operating lease expense	$ 99,720

Information related to cash flows, assets obtained, weighted-average remaining lease terms, and weighted-average discount rates are as follows at December 31:

	2024
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 79,399
ROU assets obtained in exchange for new operating lease liabilities	1,069,547
Weighted-average remaining lease term in years for operating leases	9.25
Weighted-average discount rate for operating leases	4.34%

NOTE 7   LEASES (CONTINUED)

Future payments due under lease obligation are as follows at December 31, 2024:

	Operating
2025	$ 121,840
2026	124,886
2027	128,008
2028	131,208
2029	134,489
Thereafter	609,768
Total Undiscounted Cash Flows	1,250,199
Less: present value discount	(226,065)
Total Lease Liabilities	1,024,134
Less: short-term lease liabilities	(79,388)
Long-Term Lease Liabilities	$ 944,746

NOTE 8   RELATED PARTY TRANSACTIONS

The Company recognizes significant amounts of revenue from related parties that are members of the Company. The following table shows amounts recognized as revenue from related parties:

	Administrative Service Revenue	Royalty Revenue
2023	$ 104,221	$ 45,316
2024	103,502	62,018

The Company acquired equipment and other fixed assets in 2020 in exchange for a promissory note in the amount of $695,960, from a related party entity. Subsequently, the agreement was modified to exclude an asset, resulting in an amended loan amount of $682,380. The note carries a stated interest rate of 7.5%; however, repayment and interest accrual were to be deferred until the Company achieves cash flow sufficient to cover both interest plus monthly clinic operating costs. As of December 31, 2024, the Company has not been profitable and no interest has been accrued nor have payments have been made on this loan. This promissory agreement was further amended in March 2025 as discussed in Note 11.

The Company has outstanding amounts that are due to a related party for miscellaneous expenses that relate to the Company. These amounts are $ 3,568 and $ 2,968 at December 31, 2024 and 2023, respectively. The Company also has amounts that are due from micro franchisees in the amounts of $ 2,539 and $ 586 at December 31, 2024 and 2023, respectively.

NOTE 9   GOODWILL

In 2020, the Company purchased assets from a related party entity in exchange for a promissory note as described in Note 8. The excess of the purchase price over the net book value of the assets resulted in goodwill. The Company has elected to amortize goodwill using a straight-line method over ten years as allowed by ASU 2014-02 and evaluates the remaining asset value for impairment as of each reporting date. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market-place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in additional goodwill impairment charges. The downturns to the business such as end market disruptions and protracted economic downturns could adversely affect our ability to achieve projected performance of significant business reporting units, and market capitalization declines may result in a goodwill impairment charge. These types of events and the resulting analysis could result in additional charges to goodwill in the future.

Management evaluated goodwill for impairment at December 31, 2024 and 2023 utilizing appropriate valuation methodologies including discounted cash flow analysis and determined that the carrying value was not impaired. The unamortized balance of goodwill is $225,082 and $270,098 at December 31, 2024 and 2023, respectively. The total accumulated amortization was $225,081 and $180,065 at December 31, 2024 and 2023, respectively.

NOTE 10   CONTINGENCIES

The Company incurred substantial professional fees during its early years of operation with the goals of establishing an appropriate structure for future growth and to create intellectual property and other materials that can be utilized for future marketing and branding efforts. These were mostly considered period costs and therefore were not capitalized, which resulted in reductions from equity through current year. As previously discussed, the Company has evolved its growth strategy over the past several years to focus on further development of expanded service offerings and has seen some level of growth within its micro franchisee relationships.

In recent years, management has focused on cost containment in order to improve cash flows, and has supported micro franchisees in expanding services being offered. While royalty revenues, training and brand fees, and fees from related parties have in total been higher during 2024 than any prior year, the Company has continued to have a negative cash flow from operating activities.

During February 2025, a related party provided $250,000 of additional funding in order to pay down the line of credit balance with the expectation that repayment would occur upon the Company successfully securing an increase in the line of credit described at Note 4. This allowed for remaining borrowing capacity under the existing line of credit in an amount exceeding the net loss for the year ended December 31, 2024. In May 2025, the Company secured an increase in the line of credit from $1,000,000 to $1,500,000. Management believes that this remaining borrowing capacity is sufficient to continue operations for the foreseeable future, though will continue to work with its lender to increase the line of credit borrowing limit.

NOTE 10   CONTINGENCIES (CONTINUED)

The Company's ability to continue as a going concern will be contingent upon ongoing successful expansion of its network of franchises and micro franchises and the successes of those entities. Management will also need to continue closely managing costs associated with the generation of these revenues. Until such time as operating results are sufficient to exceed related costs, the Company will primarily rely on the line of credit discussed in Note 4, which has approximately $602,530 of remaining borrowing capacity as of June 2, 2025 to support ongoing operating cash needs.

NOTE 11   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2024 through June 2, 2025, the date these financial statements were available to be issued. The following two subsequent events were identified.

The promissory note payable to a related party was amended and interest only payments of $4,321 are due monthly starting March 1, 2025. These payments will continue until cash flow is sufficient to cover monthly operating costs plus principal and interest payments. Once the cash flow is achieved, monthly principal and interest payments of $13,855 will be due to the related party.

As discussed in Note 4 and Note 10, during May 2025 the Company secured an increase in its line of credit from $1,000,000 to $1,500,000.